RMS

18007929

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAY 25 2018
Washington, DC

SEC FILE NUMBER
8-29418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Curbstone Financial Management Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

741 Chestnut St
(No. and Street)

Manchester	NH	03104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas M. Lewry, IV — 603-624-8462
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Ln, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Lewry, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Curbstone Financial Management Corporation, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KAREN VARNEY, Notary Public
State of New Hampshire
My Commission Expires January 27, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM PURSUANT TO RULE 17a-5

MARCH 31, 2018

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

TABLE OF CONTENTS

DeMarco
Sciaccotta
Wilkens &
Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders of
Curbstone Financial Management Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Curbstone Financial Management Corporation, (the "Company") as of March 31, 2018, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Curbstone Financial Management Corporation as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Curbstone Financial Management Corporation's auditor since 2018.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 21, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 350,182
Prepaid expenses	33,458
Prepaid federal and state corporate taxes	13,026
TOTAL CURRENT ASSETS	396,666
FIXED ASSETS	
Total equipment and furniture	118,256
Less accumulated depreciation	(118,256)
NET FIXED ASSETS	---
OTHER ASSETS	
Cash value of life insurance	58,663
TOTAL OTHER ASSETS	58,663
TOTAL ASSETS	$ 455,329

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 9,340
Accrued other expenses	12,172
Deferred tax liability	13,225
TOTAL CURRENT LIABILITIES	34,737
STOCKHOLDERS' EQUITY	
Common stock, $100 par value, 1,000 shares authorized, 103 shares issued and 88 shares outstanding	10,300
Additional paid-in capital	258,315
Retained earnings	226,977
Less: treasury stock	(75,000)
TOTAL STOCKHOLDERS' EQUITY	420,592
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 455,329

See report of independent registered public accounting firm and accompanying notes to financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED MARCH 31, 2018

REVENUES	
Management and investment advisory income	$ 2,109,407
Insurance commissions income	207
Interest and dividend income	560
TOTAL REVENUES	2,110,174
OPERATING EXPENSES	
Selling expenses - see supplemental schedule	62,058
General and administrative Expenses - see supplemental schedule	1,972,494
TOTAL OPERATING EXPENSES	2,034,552
INCOME BEFORE OTHER INCOME/(EXPENSES)	75,622
OTHER INCOME/(EXPENSES)	
Deferred taxes	(1,009)
Cash value of life insurance	(13,742)
TOTAL OTHER INCOME/(EXPENSES)	(14,751)
INCOME BEFORE TAXES	60,871
Provision for federal tax expense	(15,988)
Provision for state tax expense	(10,994)
NET INCOME	$ 33,889

See report of independent registered public accounting firm and accompanying notes to financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENTS OF RETAINED EARNINGS AND STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
BALANCES AT MARCH 31, 2017	$ 10,300	$ 258,315	$ 193,088	$ (50,000)	$ 411,703
TREASURY STOCK ACQUISITION				(25,000)	(25,000)
2017 NET INCOME	0	0	33,889	0	33,889
BALANCES AT MARCH 31, 2018	$ 10,300	$ 258,315	$ 226,977	$ (75,000)	$ 420,592

See report of independent registered public accounting firm and accompanying notes to financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 33,889
Adjustments to reconcile net income to net cash flows provided by/(used for) operating activities:	
Depreciation	73
Changes in:	
Deferred taxes	1,009
Cash value of life insurance	13,743
Prepaid expenses	(12,718)
Refundable corporate income taxes	(4,618)
Accounts payable	(953)
Accrued other expenses	2,102
NET CASH PROVIDED BY/(USED FOR) OPERATING ACTIVITIES	32,527
CASH FLOWS FROM FINANCING ACTIVITIES	
Cash purchases of life insurance premiums	(20,000)
Cash used for treasury stock acquisition	(25,000)
NET CASH FLOWS (USED IN)/ PROVIDED BY FINANCING ACTIVITIES	(45,000)
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(12,473)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	362,655
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 350,182
SUPPLEMENTAL DISCLOSURES:	
Cash paid during the year for:	
Federal corporate taxes	$ 21,100
State corporate taxes	$ 10,500

See report of independent registered public accounting firm and accompanying notes to financial statements.

NOTE A - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Curbstone Financial Management Corporation (hereafter "Company") was incorporated in the State of New Hampshire on February 9, 1983. The Company's principal and singular line of business is that of an investment management firm and financial advisor. The Company is an introducing (non-carrying) broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company's customers consist of individuals, Pension Plans, Estates and Trusts located in the State of New Hampshire. The Company's single office is in Manchester, New Hampshire.

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable and Uncollectible Accounts

Accounts receivable are recorded at net realizable value. The Company's history indicates full collections on their accounts receivable. The Company had no uncollectible accounts for the year ended March 31, 2018.

Estimates Used in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

from those estimates, and changes would most likely be reported in future periods. Management believes that the estimates and assumptions used are reasonable.

Fixed Assets and Depreciation

The Company records its fixed assets on a historical cost basis. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Repairs and maintenance are charged to operations as incurred; whereas major betterments are capitalized. Depreciation expense for the year ended March 31, 2018 was $73.

Fixed assets and accumulated depreciation at March 31, 2018 consist of the following:

Description	Cost Basis	Accumulated Depreciation	Undepreciated Cost
Office furniture and equipment	$ 6,513	$ 6,513	$ ---
Computer equipment	111,743	111,743	---
Totals	$ 118,256	$ 118,256	$ ---

Income Taxes

According to FASB ASC 740 and FIN 48 - *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities* the Company is required to evaluate all significant tax positions. As of March 31, 2018, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of March 31, 2018, the Company's federal and various state tax returns generally remain open for the last three years. The years that remain open as of the date of these financial statements are: March 31, 2017, March 31, 2016, and March 31, 2015. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due, plus deferred taxes related primarily to differences between the basis of assets for financial and income tax reporting. The deferred tax assets represent the

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

future tax return consequences of those differences, which will be deductible when the assets are recovered.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Federal Tax Issues

The Company recognizes deferred tax assets and liabilities in accordance with FASB ASC 740. For the year ended March 31, 2018, the gross deferred tax assets were $0, and the gross deferred tax liabilities were $13,225: thus, a Net Deferred Tax Liability of $13,225 was reported on the *Statement of Financial Condition* for March 31, 2018.

State Tax Issues

The Company's provision for New Hampshire corporate taxes in the accompanying financial statements reflects the accrued taxes currently due (or overpaid). The Company had unused tax credits applicable to the New Hampshire Business Profits Tax. As of March 31, 2018 the Company had $14,536 in tax credits to be carried forward and applied against the New Hampshire Business Profits Tax of future years. The Company is still subject to the New Hampshire Business Enterprise Tax that is not reduced by these tax credits.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fair Value of Financial Instruments

The Company is required to disclose the estimated fair value of its financial instruments in accordance with FASB ASC 820-10. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments. The carrying amounts of cash, other current assets, accounts payable, accrued liabilities approximate fair value because of the short maturity of those instruments. The Company carries its security investments at market value and unrealized gains and losses are reflected in income.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense for the year ended March 31, 2018 was $832.

Impairment of Long-lived Assets

The Company reviews the lives of long-lived assets, which include property, plant, equipment, and intangible assets for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. The measurement of the impairment loss to recognize is based on the difference between the fair value and the carrying amounts of the assets. There were no impairments recognized during the year ended March 31, 2018.

Compensated Absences

Certain employees are entitled to paid vacation and sick time, depending on length of service. The Company follows GAAP which requires the Company to accrue non-stockholder/employee paid time-off when earned. This amount for the year ended March 31, 2018 was $11,217 and is included in Accrued other expenses on the statement of financial condition.

Revenue Recognition

The Company recognizes revenue (such as from financial advising, custodial services, and commissions, etc.) at the beginning of each calendar quarter based upon the fair market value of the client's portfolio. The fees for financial advising and custodial services are billed in advance for each quarter at an annual rate of 0.50% to 1.00% depending upon the size of the client's portfolio. A 10% discount for non-profit organizations is allowed. See also Note A - Basis of Accounting.

NOTE B - OPERATING LEASE COMMITMENT

The Company occupies its office space under a triple-net lease agreement with a shareholder/employee of the Company. The terms of this lease are for a period of three (3) years from April 1, 2017 to March 31, 2020. The Company is responsible for all utilities, real estate taxes, insurance, and repairs and maintenance on the office. The lease requires a monthly payment of $3,684 plus a 4% escalation charge effective every April 1. Rent expense totaled $44,207 for year ended March 31, 2018.

The Company leases its copier machine under an agreement classified as an operating lease. This agreement, signed in June 2016, requires a monthly payment of $213 for 60 months effective June 28, 2016. Rental expense for the copier totaled $2,561 for the year ended March 31, 2017.

The Company also leases its postage meter under an agreement classified as an operating lease. This lease, signed on October 10, 2017 for 63 months effective December 2017, requires quarterly payments of $225. Rental expense for the postage machine totaled $963 for the year ended March 31, 2018.

Total equipment rental expense was $3,713 for the year ended March 31, 2018.

The following is a schedule by years of future minimum rentals under the lease agreement in effect at March 31, 2018: (*) Denotes that these amounts are estimates only.

Year Ending March 31,	Postage	Copier Rental	Office Rent
2019	900*	2,561*	45,974
2020	900*	2,561*	47,813
2021	900*	639*	
Thereafter	1,800*		

NOTE C - RELATED PARTY AND OFFICE RENT

The Company has a lease agreement with a shareholder/employee for its office space in Manchester, NH. See NOTE B. The rental payments to this related party totaled $44,207 for the year ended March 31, 2018.

NOTE D - PROFIT SHARING PLAN

The Company has a non-contributory profit-sharing plan for its qualified employees. The Company has amended and restated its plan effective April 1, 1989 for its qualified employees to a 401(k) profit sharing plan. The plan is available for Company employees who meet the eligibility requirements as set forth in the plan. Discretionary Company contributions to the plan totaled $-0- for the year ended March 31, 2018. Required Company contributions to the plan totaled $51,046 for the year ended March 31, 2018.

NOTE E - NET CAPITAL and AGGREGATE INDEBTEDNESS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). For the year ended March 31, 2018, the Company was in compliance with this Rule.

NOTE F - CLEARING ARRANGEMENTS

Advisory client stock and bond transactions are introduced and cleared through the Company's relationship with Charles Schwab as custodian. Every effort is made to eliminate or reduce transaction charges to the Company's clients. The Company receives no economic benefit from any transaction charges. Under its agreement with Charles Schwab, the advisor introduces trades to the custodian on a fully disclosed basis and under a limited power of attorney agreement with each advisory client account. The processing of such orders is the responsibility of the custodian/broker dealer Charles Schwab, which confirms all transactions directly to the respective client.

NOTE G - COMMON STOCK AND OWNERSHIP

The Company is authorized to issue 1,000 shares of common voting stock at $100 par value. At March 31, 2018, the Company had issued 103 shares, and had outstanding 88 shares of common voting stock. Of these 88 shares, the Company's President - Thomas M. Lewry IV owns eighty-five (85) shares, the Vice President - Pamela Diamantis owns two (2) shares, and another employee - Melvin J. Severance III owns one (1) share of common voting stock.

NOTE H - TREASURY STOCK

On March 20, 2015 the Company entered into an agreement with the Company's President - Thomas M. Lewry IV to purchase his 100 shares of common voting stock at a rate of five (5) shares per year at a redemption rate of $5,000 per share. The treasury stock account at March 31, 2018 consists of fifteen (15) shares of $100 par value common stock. The total acquisition costs of treasury stock at March 31, 2018 were $75,000.

NOTE I - CONCENTRATION OF CREDIT RISK

The Company held cash on deposit with a single financial institution located in Manchester, NH. These deposits at times exceed FDIC insured limits of $250,000 during the year ended March 31, 2018. Management of the Company believes the credit risk of using a single depository is not significant.

NOTE J - CASH VALUE OF LIFE INSURANCE POLICY

The Company owns a universal life insurance contract that accumulates a cash surrender value. The policy is on the life of the Company's President. The Company has made payments totaling $20,000 towards this policy during the year ended March 31, 2018. The cash values and death benefits are summarized as follows:

Employee	Death Benefits	Cash Values at 3/31/2018
Thomas M. Lewry IV	$ 500,000	$ 58,663

In addition to the life insurance policy that accumulates the cash value above, the Company has a term life policy that does not accumulate cash value. The policy is on the life of a minority shareholder/employee with a death benefit of $1,000,000. The Company made payments totaling $9,000 towards this policy during the year ended March 31, 2018.

NOTE K - SUBSEQUENT EVENTS

On April 5, 2018 the Company purchased five (5) shares of common voting stock from the Company's President - Thomas M. Lewry IV, at a redemption rate of $5,000 per share.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SCHEDULES OF SELLING, GENERAL & ADMINISTRATIVE EXPENSES
FOR THE YEAR ENDED MARCH 31, 2018

SELLING EXPENSES	
Commissions	$ 35,940
Travel, meals and entertainment	23,521
Advertising	832
Sales expenses	1,765
Total selling expenses	$ 62,058
GENERAL AND ADMINISTRATIVE EXPENSES	
Officers' compensation	978,827
Employee compensation - general	479,092
Payroll taxes	67,549
Pension plan costs	51,046
Employee benefits	48,896
Office supplies and expenses	46,548
Rent paid to officer	44,207
Computer expenses and software	43,666
Other business expenses by employees	30,903
Professional and outside services	29,089
Insurance expense	25,259
Utilities expense	23,699
Other business expenses by President	19,787
Dues and subscriptions	16,838
Building repairs and maintenance	12,301
Officer's life insurance	9,000
Quotation service fees	8,566
Real estate taxes	8,560
Telephone and other communications	8,191
Donations to local charities	6,500
Postage	4,661
Equipment rental	3,713
Vehicle expenses and mileage	2,902
Professional education	2,391
Licenses and fees	230
Depreciation	73
Total general and administrative expenses	$ 1,972,494

See report of independent registered public accounting firm and accompanying notes to financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL INFORMATION - SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2018

EXCESS NET CAPITAL COMPUTATIONS:		
Total stockholders' equity	$	420,592
Additions:		
Subordinated liabilities:		---
Total regulatory capital		420,592
Deductions before haircuts:		
Operational charges:		
Excess deduction charge on firm's Fidelity Bond per SEC Rule 15c3-1c(2)(xiv)		---
Nonallowable assets:		
Prepaid expenses		(33,458)
Refundable federal and state corporate taxes		(13,026)
Total deductions		(46,484)
Net capital		374,108
Haircuts on securities:		
Deposit with exchange clearing organization to satisfy margin requirements @ 2%		---
Net regulatory capital		374,108
Net capital requirement - minimum capital required per SEC Rule 15c3-1(a)(2)(iv)		50,000
Excess Net Capital at March 31, 2018	$	324,108
Computation of Aggregate Indebtedness		
Total A.I. liabilities from State of Financial Condition	$	34,737
Percentage of Aggregate indebtedness to Net Capital		9.29%

See report of independent registered public accounting firm and.
accompanying notes to financial statements.

CURBSTONE FINANCIAL MANAGEMENT CORPORATION
SUPPLEMENTAL INFORMATION - SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED MARCH 31, 2018

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of March 31, 2018)	
Net capital (before haircuts) as reported in the Company's part II (unaudited) FOCUS report	$ 370,753
Allowable assets erroneously omitted or misclassified on FOCUS report:	
Incorrect balance in life insurance policy per FOCUS report	(52,405)
Corrected cash balance in life insurance policy	58,663
Total of amounts erroneously omitted from FOCUS report	6,258
Nonallowable assets reported and audit adjustments:	
Audit adjustment relating to deferred taxes	(1,009)
Audit adjustment relating to accounts payable	954
Audit adjustment relating to accrued vacation pay	(2,848)
Total of nonallowable assets and audit adjustments	(2,903)
Tentative net capital - per the preceding page	$ 374,108

See report of independent registered public accounting firm and. accompanying notes to financial statements.

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders of
Curbstone Financial Management Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Curbstone Financial Management Corporation identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Curbstone Financial Management Corporation claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Curbstone Financial Management Corporation stated that Curbstone Financial Management Corporation met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2018 without exception. Curbstone Financial Management Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Curbstone Financial Management Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
May 21, 2018

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
3809 Belmont Boulevard I Sarasota, FL 34232

CURBSTONE FINANCIAL
MANAGEMENT CORPORATION

CURBSTONE FINANCIAL MANAGEMENT CORPORATION

Company's Exemption Report Pursuant to SEC Rule 15c3-3

Curbstone Financial Management Corporation (the "Company") asserts this exemption report in accordance with Rule 17a-5(d)(4) under the Securities Exchange Act of 1934. The Company and its management assert that to the best of their knowledge and belief, the Company is exempt from the "Customer Protection Rule" of 17 C.F.R. 240.15c3-3 under the provisions of paragraph (k)(2(ii)(the "exemption provisions") for the year ended March 31, 2018. The Company meets these exemption provisions as an Introducing Broker/Dealer that (1) clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and (2) promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

Curbstone Financial Management Corporation has met the exemption provisions throughout the year ended March 31, 2018 without exception. The management of Curbstone Financial Management Corporation is responsible for compliance with the exemption provisions and its statements.

[signature]
Signature of management

Thomas M Lowry President
Printed name and title of management's signature

5-31-2018
Date of signature

741 Chestnut Street | Manchester, NH 03104 | voice 603.624.8462 | fax 603.624.8274 | curbstonefinancial.com